Exhibit 21.1

Subsidiaries of NewPage Holding Corporation

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization

NewPage Corporation	Delaware

Subsidiaries of NewPage Corporation

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization

Chillicothe Paper Inc.	Delaware
Consolidated Water Power Company	Wisconsin
Escanaba Paper Company	Michigan
Luke Paper Company	Delaware
NewPage Canadian Sales, LLC	Delaware
NewPage Consolidated Papers Inc.	Delaware
NewPage Energy Services LLC	Delaware
NewPage Port Hawkesbury Corp.	Nova Scotia, Canada
NewPage Port Hawkesbury Holding LLC	Delaware
NewPage Wisconsin System Inc.	Wisconsin
Rumford Cogeneration, Inc.	Delaware
Rumford Paper Company	Delaware
Upland Resources, Inc.	West Virginia
Wickliffe Paper Company LLC	Delaware